EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

CORN PRODUCTS INTERNATIONAL, INC.

Computation of Ratios of Earnings to Fixed Charges

(in millions, except ratios)	2011	2010	2009	2008	2007
Income before income taxes and earnings of non-controlling interests	$593.4	$275.5	$115.2	$404.8	$305.4
Fixed charges	88.5	72.4	41.2	52.5	55.2
Capitalized interest	(5.2)	(2.6)	(6.6)	(8.0)	(4.1)
Total	$676.7	$345.3	$149.8	$449.3	$356.5

RATIO OF EARNINGS TO FIXED CHARGES	7.65	4.77	3.64	8.56	6.46

FIXED CHARGES:
Interest expense on debt	$83.4	$69.4	$38.8	$50.2	$52.5
Amortization of discount on debt	3.0	1.6	1.3	.8	1.1
Interest portion of rental expense on operating leases	2.1	1.4	1.1	1.5	1.6
Total	$88.5	$72.4	$41.2	$52.5	$55.2